SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006	Commission File Number 001-12003
Meridian Gold Inc.

(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD ANNOUNCES FURTHER HIGH GRADE
DRILL RESULTS FROM THE Al ESTE VEIN
Reno, NV — August 21, 2006 - Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG)(NYSE:MDG) is pleased to provide updated exploration results for the new high-grade Al Este Vein, at the 100%-owned El Peñón Property. On July 26th, 2006, Meridian reported the discovery with 35 drill-holes that had delineated 1.4 kilometers of strike length and 150 meters of dip length. Since that time, Meridian has drilled an additional 15 holes that have extended the vein to 1.5 kilometers, and defined three principal ore shoots with the northern most shoot being the most continuous along strike and dip. One drill rig continues to further delineate mineralization at this site. An updated long-section is presented on the Company’s website (www.meridiangold.com under Investor Relations, Recent News).
The Al Este vein is the eastern most vein of the El Peñón core area, and located approximately one kilometer east of Martillo Flats. There were no surface expressions that indicated mineralization in this area, making Al Este a “blind” discovery. The new drill results are highlighted below:

Hole	North (m)	Intercept (m)	HZ Width (m)	Au g/t	Ag g/t	AuEq* g/t
SPA0038	7306124	322-324	1.24	0.53	30	1.03
SPA0039	7306180	372-373	0.82	0.11	9	0.25
SPA0040	7306180	438-442	2.40	6.09	290	10.85
SPA0041	7306124	392-404	5.53	9.97	618	20.10
SPA0042	7305490	330-332	0.90	2.09	110	3.90
SPA0043	7305520	301-315	7.00	25.73	443	32.99
SPA0044	7305640	318-326	4.90	16.63	1079	34.32
SPA0045	7305760	290-294	2.13	34.93	926	50.10
SPA0046	7305760	324-327	2.43	22.68	155	25.23
SPA0047	7305880	334-339	2.11	42.95	2584	85.30
SPA0048	7305880	393-396	0.95	3.65	24	4.00
SPA0049	7306120	Abandoned due to deviation
SPA0050	7306127	Abandoned due to deviation
SPA0051	7305520	266-276	4.86	0.61	33	1.10
SPA0052	7305699	314-326	6.21	11.79	653	22.5
SPA0053	7305760	342-349	3.95	48.66	1576	74.49
SPA0054	7306181	Abandoned due to deviation
SPA0055	7306182	426-434	4.81	12.17	636	22.60
SPA0056	7305819	329-345	8.03	10.43	552	19.48
SPA0057	7305640	298-300	1.13	43.8	1132	62.40

*	AuEq is equal to Au plus Ag/52
Brian Kennedy, Meridian’s Chief Executive Officer, summarized the new results: “I am delighted with these continued exploration results at Al Este, which we are expecting to have a material future impact on the production and cost profile at El Peñón. Not only does the Al Este discovery remain open in all directions, but it is also the highest gold grade discovery we have made since Quebrada Colorada was discovered in 1998.”

Qualified Person
William H. Wulftange, P. Geo., has supervised the preparation of the technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.

Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.
For further information, please visit our website at www.meridiangold.com, or contact:

Krista Muhr
Senior Manager,	Tel:	(800) 572-4519
Investor Relations	Fax:	(775) 850-3733
E-mail: krista.muhr@meridiangold.com

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